Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Term Sheet to Product Supplement No. 197-A-I Registration Statement No. 333-155535 Dated February 2, 2011; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar due February 7, 2013

General

  The notes are designed for investors who seek leveraged exposure to the appreciation of the Singapore dollar relative to the U.S. dollar over the term of the notes, up to a maximum total return on the notes of 125.00% at maturity. Investors should be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 7, 2013*
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about February 3, 2011 and are expected to settle on or about February 8, 2011.

Key Terms

Reference Currency:	Singapore dollar
Base Currency:	U.S. dollar
Upside Leverage Factor	1.25
Payment at Maturity:

If the Ending Spot Rate is greater than the Starting Spot Rate, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Reference Currency Return multiplied by 1.25, subject to a Maximum Total Return on the notes of 125.00%. The maximum payment will be $2,250 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Reference Currency Return × Upside Leverage Factor)

If the Ending Spot Rate is less than the Starting Spot Rate, you will lose 1% of the principal amount of your notes for every 1% that the Ending Spot Rate is less than the Starting Spot Rate, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

You will lose some or all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate.

The formula for the Reference Currency Return is mathematically different from other common return formulae. As set forth below, the formula for the Reference Currency Return is (a) the Ending Spot Rate minus the Starting Spot Rate divided by (b) the Ending Spot Rate. By dividing by the Ending Spot Rate, instead of the Starting Spot Rate, the Reference Currency Return is not linear (e.g., an increase of 10% in the Ending Spot Rate results in a Reference Currency Return of 9.09% and a decrease of 10% in the Ending Spot Rate results in a Reference Currency Return of -11.11%). If the Singapore dollar appreciates relative to the U.S. dollar over the term of the notes, the Reference Currency Return will increase at a ratio that is less than one-to-one (not accounting for the Upside Leverage Factor), and this formula will prevent the Reference Currency Return from reaching or exceeding 100%, regardless of how much the Singapore dollar appreciates. If the Singapore dollar depreciates relative to the U.S. dollar over the term of the notes, the Reference Currency Return will decline at a ratio greater than one-to-one (i.e., there is some embedded downside leverage). You will lose all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.

Please see “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity,” “Selected Risk Considerations — Your Investment in the Notes May Result in a Loss on an Accelerated Basis” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.

Reference Currency Return:	Ending Spot Rate – Starting Spot Rate Ending Spot Rate
In no event, however, will the Reference Currency Return be less than -100%.
Starting Spot Rate:

The Starting Spot Rate is expressed in terms of a number of U.S. dollars per one Singapore dollar, based on (a) one divided by the applicable rate as reported by Reuters Group PLC (“Reuters”) on page ABSIRFIX01 at approximately 11:00 a.m., Singapore Time, on the pricing date or (b) such exchange rates determined by reference to certain intra-day trades, in each case, as determined by the calculation agent in good faith and a commercially manner. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-2 of this term sheet

Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:

The Spot Rate on a given date is expressed as a number of U.S. dollars per one Singapore dollar and is equal to one divided by the applicable rate reported by Reuters Group PLC (“Reuters”) on such date of determination on Reuters page ABSIRFIX01 (or any substitute page) at approximately 11:00 a.m., Singapore Time.

Currency Business Day:

A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Reference Currency (which is Singapore) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

Observation Date:	February 4, 2013*
Maturity Date:	February 7, 2013*
CUSIP:	48125XDP8
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date” in the accompanying product supplement no. 197-A-I

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 197-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

February 2, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 197-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance currency returns by multiplying a positive Reference Currency Return by the Upside Leverage Factor of 1.25, up to the Maximum Total Return on the notes. The maximum payment at maturity is $2,250 per $1,000 principal amount note. The notes may be appropriate for investors seeking to enhance returns through leverage. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due. See “Potential Accelerated Loss If the Reference Currency Depreciates Relative to the Base Currency” below for information about the embedded variable negative upside leverage.
  EXPOSURE TO THE SINGAPORE DOLLAR VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of the Singapore dollar, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to participate in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes.
  POTENTIAL ACCELERATED LOSS IF THE REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY — The Reference Currency Return formula includes an embedded maximum return for the Reference Currency, an embedded variable downside leverage and an embedded variable negative upside leverage. The embedded variable upside negative leverage decreases as a Reference Currency Return increases, and the embedded variable downside leverage increases as a Reference Currency Return decreases. Please see “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. Dollar” in this term sheet for more information.

  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available and subject to the discussion of Section 1256 below, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and (b) filing the relevant statement verifying this election with your U.S. federal income tax return, or obtaining independent verification under procedures set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

  Alternatively, you might be required to treat the notes as Section 1256 contracts and mark them to market annually, as if they were sold at their fair market value on the last business day of the taxable year. In that event, unless you have made a valid Section 988 Election, your gain or loss on marking your notes to market would be treated as ordinary in character. If you have made a valid Section 988 Election, your gain or loss would be treated as 40% short-term capital gain or loss and 60% long-term capital gain or loss, without regard to how long you have held the notes. You should consult your tax adviser regarding the possible application of Section 1256.

  Even if the characterization of the notes as “open transactions” is respected, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment of the notes described above, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar	TS-1

their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Reference Currency relative to the Base Currency and will depend on whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be fully exposed to any depreciation in the value of the Reference Currency relative to the Base Currency. See also “Accelerated Loss if the Reference Currency Depreciates Relative to the Base Currency” below.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of J.P. Morgan Securities LLC, which we refer to as JPMS, as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate as determined by the calculation agent exceeds that reflected in the publicly available information, the Reference Currency will need to achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS will not have any obligation to consider your interests as a holder of the notes in making this determination.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  ACCELERATED LOSS IF THE REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY — The return on the notes is linked to the performance of the Singapore dollar, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will enable you to participate in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes, subject to the embedded maximum payment at maturity. There is an embedded variable downside leverage in the Reference Currency Return formula, which increases as the Reference Currency Return decreases, up to two times downside leverage. Accordingly, you will lose your entire investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more. See “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Appreciation in the Reference Currency and Magnify Any Depreciation in the Reference Currency Relative to the U.S. Dollar” below.
  YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Return is expressed as the Ending Spot Rate minus the Strike Rate divided by the Ending Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will the Reference Currency Return equal or exceed 100%.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return is calculated by dividing the difference between the Ending Spot Rate and the Starting Spot Rate by the Ending Spot Rate, rather than dividing that difference by the Starting Spot Rate under the linear method for determining a currency return.  Under this calculation method, the denominator of the fraction will always be smaller if the Reference Currency depreciates relative to the U.S. dollar and greater if the Reference Currency appreciates relative to the U.S. dollar, as compared to the denominator that

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar	TS-2

  would have been used under the linear method.  As a result, any Reference Currency appreciation relative to the U.S. dollar will be diminished, while any Reference Currency depreciation relative to the U.S. dollar will be magnified.  For example, assuming the Starting Spot Rate is 1.0, if the Reference Currency appreciates relative to the U.S. dollar by 10% such that the Ending Spot Rate is 1.1, the Reference Currency Return will only be 9.09%; conversely, if the Reference Currency depreciates relative to the U.S. dollar by 10% such that the Ending Spot Rate is 0.9, the Reference Currency Return will be -11.11%.  The diminishing effect on any Reference Currency appreciation, which we refer to as an embedded variable negative upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any Reference Currency depreciation, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. In addition, the Reference Currency Return formula includes an embedded maximum return for each Reference Currency, such that no Reference Currency Return can equal or exceed 100%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Singapore dollar or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Singapore and the United States and economic and political developments in other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Singapore and the United States, and between each country and its major trading partners;
    the monetary policies of Singapore and the United States, especially as related to the supply of money; and
    the extent of governmental surplus or deficit in Singapore and the United States.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Singapore and the United States, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Singapore dollar and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE SINGAPORE DOLLAR AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Singapore dollar and U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Singapore dollar relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate on the Observation Date and accordingly, the Ending Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Singapore dollar and the U.S. dollar;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in Singapore and the United States;
    the exchange rate and the volatility of the exchange rate of the Singapore dollar and the U.S. dollar;
    suspension or disruption of market trading in the Singapore dollar or the U.S. dollar;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar	TS-3

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “note return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Starting Spot Rate of 0.75. The hypothetical note returns set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Spot Rate	(Ending Spot Rate – Starting Spot Rate) / Starting Spot Rate	Reference Currency Return	Total Return

1.35000	80.00%	44.444%	55.556%
1.27500	70.00%	41.176%	51.471%
1.20000	60.00%	37.500%	46.875%
1.12500	50.00%	33.333%	41.667%
1.05000	40.00%	28.571%	35.714%
0.97500	30.00%	23.077%	28.846%
0.90000	20.00%	16.667%	20.833%
0.82500	10.00%	9.091%	11.364%
0.78750	5.00%	4.762%	5.952%
0.76875	2.50%	2.439%	3.049%
0.75000	0.00%	0.000%	0.000%
0.73125	-2.50%	-2.564%	-2.564%
0.71250	-5.00%	-5.263%	-5.263%
0.67500	-10.00%	-11.111%	-11.111%
0.63750	-15.00%	-17.647%	-17.647%
0.60000	-20.00%	-25.000%	-25.000%
0.52500	-30.00%	-42.857%	-42.857%
0.45000	-40.00%	-66.667%	-66.667%
0.37500	-50.00%	-100.000%	-100.000%
0.30000	-60.00%	-100.000%(1)	-100.000%(1)
0.22500	-70.00%	-100.000%(1)	-100.000%(1)
0.15000	-80.00%	-100.000%(1)	-100.000%(1)
0.07500	-90.00%	-100.000%(1)	-100.000%(1)

   (1) The Reference Currency Return may not be less than -100%
and the payment at maturity may not be less than $0.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Starting Spot Rate of 0.75 to an Ending Spot Rate of 0.7875.

Because the Ending Spot Rate of 0.7875 is greater than the Starting Spot Rate of 0.75, the Reference Currency Return is positive. Although the value of the Reference Currency relative to the Base Currency increased by 5.00%, the Reference Currency Return is 4.762%, reflecting the embedded variable upside negative leverage. Accordingly, you will receive a payment at maturity of $1,059.52, calculated as follows:

$1,000 + ($1,000 × 4.762% × 1.25) = $1,059.52

Example 2: The Spot Rate decreases from the Starting Spot Rate of 0.75 to an Ending Spot Rate of 0.60.

Because the Ending Spot Rate of 0.60 is less than the Starting Spot Rate of 0.75, the Reference Currency Return is negative. Although the value of the Reference Currency relative to the Base Currency declined by 20%, the Reference Currency Return is -25%, reflecting the embedded variable negative upside leverage. Accordingly, you will receive a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -25%) = $750

Example 3: The Spot Rate decreases from the Starting Spot Rate of 0.75 to an Ending Spot Rate of 0.30.

Although the value of the Reference Currency relative to the Base Currency declined by 60%, the Reference Currency Return would have been less than -100% as a result of the embedded variable downside leverage. However, because the Reference Currency Return may not be less than -100%, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar	TS-4

Historical Information

The following graph shows the historical weekly performance of the Reference Currency relative to the Base Currency, expressed in terms of the conventional market quotation (the amount of the Singapore dollar that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through January 28, 2011. The exchange rate of the U.S. dollar relative to the Singapore dollar on February 1, 2011 was 1.2709.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets and may not be indicative of the Spot Rate that would be derived from the applicable Reuters page.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Return. The Reference Currency Return increases when the Singapore dollar appreciates in value against the U.S. dollar. Therefore, the Reference Currency Return is calculated using the Spot Rate expressed as the amount of U.S. dollars per one unit of the Singapore dollar, which is the inverse of the conventional market quotation for the Singapore dollar set forth in the graph below.

The Spot Rate on February 1, 2011 was 0.78260, calculated in the manner set forth under “Key Terms — Spot Rate” on the front cover of this term sheet. The exchange rates displayed in the graph above should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Reference Currency relative to the Base Currency will result in the return of more than the principal amount of your notes.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $7.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the Singapore Dollar Relative to the U.S. Dollar	TS-5